

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2022

Peter Hoang
Chief Executive Officer
Marker Therapeutics, Inc.
4551 Kennedy Commerce Dr.
Houston, Texas 77027

      Re: Marker Therapeutics, Inc.
          Registration Statement on Form S-1
          Filed December 23, 2022
          File No. 333-268979

Dear Peter Hoang:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Cindy Polynice at 202-551-8707 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences